PILLSBURY WINTHROP SHAW PITTMAN LLP

31 West 52nd Street

New York, NY 10019 USA

Tel: (212) 858-1000

Fax: (212) 858-1500

June 1, 2022

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: TD SYNNEX Corporation—Submission of Registration Statement on Form S-4

Ladies and Gentlemen:

On behalf of TD SYNNEX Corporation (the “Registrant”), transmitted herewith for submission to the Securities and Exchange Commission under the Securities Act of 1933, as amended, is one copy of the Registrant’s Registration Statement on Form S-4, together with the exhibits thereto.

Please direct any questions or information regarding this filing to the undersigned by phone at (212) 858-1101 or by email at stephen.ashley@pillsburylaw.com, or to Christopher Wing by phone at (212) 858-1124 or by email at christopher.wing@pillsburylaw.com.

Very truly yours,

/s/ Stephen C. Ashley

Stephen C. Ashley

cc:	Christopher Wing